August 8, 2005


Mr. Greg Golkov
Chief Financial Officer, Five Star Products, Inc.
777 Westchester Ave, Fourth Floor
White Plains, NY  10604

Re:	Five Star Products, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the fiscal quarter ended March 31, 2005
      File No. 0-25869

Dear Mr. Golkov:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Financial Statements
1. We note that you are a party to a management agreement with NPDC
(formerly with GPS) and the costs of this management agreement are included in your historical financial statements. Please confirm for us that you have included all costs incurred on your behalf by your parent in your historical statements as required by SAB Topic 1B:1.

Purchasing, page 9
2. We note that you carry large quantities of inventory on hand in order to increase your fill ratio percentages. Disclose in future filings how you account for inventory obsolescence and if material provide a roll-forward of your allowance for the years disclosed in your filing.

Form 10-Q for the fiscal quarter ended March 31, 2005

Liquidity and Capital Resources, page 10
3. Tell us the factors that resulted in account receivable increasing at a substantially higher rate than sales during the interim period.
Tell us if the receivables have been subsequently collected. Revise future filings to address the reasons for material changes in components of working capital and to their impact on operating cash flows.

Item 4 - Controls and Procedures, page 13
4. We note your disclosure that your "Chief Executive Officer and your
Chief Financial Officer have concluded that the Company`s current disclosure controls and procedures are effective as of the evaluation date, providing them with material timely information relating to the
Company required to be disclosed in the reports the Company files or submits under the Exchange Act." In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported with in the time periods specified in the rules and forms of the SEC. Alternatively, you may state that your disclosure controls are effective without defining them.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 , Anne
McConnell,
Senior Staff Accountant, at (202) 551-3709 or to the undersigned at
(202) 551-3768.

Sincerely,


John Cash
Branch Chief
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Greg Golkov
Five Star Products, Inc.
August 8, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE